UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment  No. 9)*
Cyanotech Corporation

(Name of Issuer)
Common Stock,
par value $0.02 per share
(Title of Class of Securities)
232437-301 (CUSIP Number)
Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street
 New Canaan, CT 06840

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
January 17, 2017

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437-301	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 677,340
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 677,340

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN
.

CUSIP No. 232437-301	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian TSV II, LP 45-2531394
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 687,125
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 687,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 6 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.  Security and Issuer.
No change.
Item 2.  Identity and Background.
No change.
 Item 3.  Source or Amount of Funds or Other Consideration.
No change.
Item 4.  Purpose of Transaction.
Meridian and the other Reporting Entities previously made the following filings (the "Prior Filings"):

Filing	Date	Subject
Schedule 13D	May 9, 2016	Davis/Board action to force out CEO signals a change away from Cyanotech's strategy to rapidly expand retail Astaxanthin sales
Amendment No. 1	May 10, 2016	Meridian's valuation model forecasts Cyanotech's retail-oriented business plan to be worth $20 or more per share
Amendment No. 2	May 19, 2016	Discussion of Davis/Board securities reporting and governance violations, including excerpts from Meridian's May 6, 2016 letter
Amendment No. 3	May 25, 2016	Notice that Meridian has commenced legal action on behalf of shareholders in Federal court against Davis, RSF and Board
Amendment No. 4	July 26, 2016	Criticism of Board's renomination of Davis prior to completion of internal investigation in apparent violation of fiduciary duties
Amendment No. 5	August 9, 2016	Criticism of Board for withholding material information from internal investigation until after shareholders cast votes for directors at annual meeting
Amendment No. 6	August 17, 2016	Review of Davis and Cyanotech disclosures that confirm long history of improper filings and existence of Davis/RSF "group"
Amendment No. 7	October 6, 2016	Analysis of evidence demonstrating long pattern of securities reporting deficiencies, "parking" and Davis/RSF "group"
Amendment No. 8	October 18 2016	Introduction of Davis and RSF "spiritual" alignment and how their agenda is contrary to the interests of other shareholders

The following supplements the information provided in the Prior Filings.

Introduction

In its last filing, Amendment No. 8, Meridian addressed the question of "why" Michael Davis has behaved so strangely with respect to his investment in Cyanotech.  Davis has, for years, failed to make appropriate disclosures with the SEC concerning his holdings in the company, failed to disclose an apparent control "group" that he created with Rudolph Steiner Foundation, and has, since joining Cyantech's board in 2003 and becoming its Chairman in 2011, caused the company to pursue policies that have not only limited its potential, but resulted in the company's stock price declining by 54% during a period when the Nasdaq composite increased by 317%.

Zoom: 1d 5d 1m 3m 6m YTD 1y 5y 10y All
Feb 28, 2003 - Dec 23, 2016
Nasdaq +316.85% CYAN -54.28%
300%
200%
100%
0%
-100%
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Meridian believes Davis' unusual behavior is explained by his strong affiliation with the spiritual teachings of Rudolph Steiner, a German-Austrian philosopher and social reformer who died in 1925.  In Amendment No. 8, Meridian explained that Steiner was the founder of biodynamic agriculture, which stresses sustainability due to Steiner's belief that "western civilization would gradually bring destruction to itself and the earth if it did not begin to develop an understanding of the spiritual world and its interrelationship with the physical world."  Steiner's beliefs and teachings are today carried on by the eponymous Rudolph Steiner Foundation ("RSF") which "seeks to revolutionize how people relate to money" by "transforming what it means to earn a return."  RSF's mission is to "redirect the flow of money in local markets, and heal an economy often damaged by exploitation and resource depletion" and its investments made in pursuit of this mission are "return agnostic" and "do not seek market-rate returns as a primary goal."

Since 2003, Davis has demonstrated his support for RSF's mission by donating at least $7 million to RSF and other Steiner-related entities.  As explained in Amendment No. 8, Meridian believes Davis chose RSF to be his partner in creating an undisclosed control "group" at Cyanotech due to his understanding of their shared desire to "challenge traditional notions of portfolio theory and investment management" by "de-coupling from Wall Street as much as possible" while "transforming what it means to earn a return" and pursuing investments based upon "the possibility of long-term, continuous zero or negative economic growth precipitated by ecological limits".  In short, Meridian believes Davis saw RSF as a partner that would support Davis' desire to run Cyanotech as a "return agnostic" Rudolph Steiner-inspired ecological project rather than in a growth-oriented profit-seeking manner that would be expected by almost any other investor in a publicly-traded company.

These intentions would be of obvious interest to investors who purchased Cyanotech stock for the purpose of realizing a return on their investment and would almost certainly be material when making an investment decision.  Nonetheless, none of this information has ever been disclosed by the Company or Davis.

Filigreen Farm

It turns out, that Cyanotech is not the first-time Davis and RSF have collaborated in taking control of a farming operation.  In 2000, RSF created an entity, Yggdrasil Land Foundation ("Yggdrasil"), that acquired a farm property in Mendocino County, California.  In 2004, Michael Davis created an entity, Ginungagap Foundation, that in turn created Filigreen Farm LLC, which operates the 87-acre farm under a 30-year lease.  Filigreen Farm's focus is growing Pinot Noir and Pinot Gris grapes that are used in the production of wine under the "Donkey and Goat"-label.

The Form 990 tax filings for Yggdrasil, Ginungagap and the other not-for-profit entities controlled by Davis and RSF allow tracking of the funds flow back-and-forth among the entities and demonstrates the close long-term working relationship between Davis and RSF.  That this was intended from the beginning is evidenced by the selection of complimentary names for their respective entities; "Ginungagap" and "Yggdrasil" are not random words, they are foundation elements within Norse mythology.  Yggdrasil is the tree of life, an eternal green Ash tree, with branches that stretch out over all the world and extend up and above to the heavens.  Ginungagap is what came before, the dark, lifeless void.  Perhaps the symbolism intended by the partners is that Davis would use the Ginungagap entity to acquire "lifeless" assets that would be given value by their contribution into RSF's Yggdrasil (an eternal/perpetual tax-exempt 501(c)(3) entity)?

The assets currently known to involve Davis' Ginungagap entity are Filigreen Farm and Cyanotech.  Both projects are being pursued in close collaboration with RSF.  Both involve Davis providing the funding; with Filigreen, Davis provided the funds for developing the property, and with Cyanotech, Davis provided the funds for acquiring the shares the two partners hold.  Davis also provides the labor, overseeing Filigreen's farming efforts and controlling Cyanotech's board of directors and operations.  In return, Davis enjoys the benefits of the properties.  This includes frequent stays amid the vineyards of Mendocino and regular first-class travel to Hawaii's Big Island.

Cyanotech: Not a Group, Really?

Since becoming compelled to report his Cyanotech ownership on the correct SEC form, Schedule 13D, Michael Davis has twice made the following sworn statement to the Securities and Exchange Commission on behalf of himself and the entities he controls (the "Reporting Persons"):

"The Reporting Persons expressly disclaim that a "group" within the meaning of Section 13(d)(3) of the Act exists between any of the Reporting Persons and RSF."

Consistent with Davis' attestation, RSF has, to date, maintained its filing status as that of a passive shareholder entitled to report its ownership on short form Schedule 13G.  The implication is that RSF also disclaims the existence of a "group" between any entity it controls and Michael Davis and the entities he controls, since such a "group" would be required to make a combined filing on Schedule 13D.

In the Prior Filings, particularly Amendment No. 7, Meridian analyzed the facts that have, to date, come to light showing the collaboration of Davis and RSF in the acquisition and holding of a control stake in Cyanotech.  Meridian believes these facts, including the admission that in 2012 Davis both (x) took to RSF material non-public information, received by the company, that a 9.7% block of shares was for sale and (y) provided RSF with the funds it used to acquire those shares, show that a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934 was formed by the parties and continues to the present day.

In Amendment No. 8, Meridian supplemented the "what" and "how" aspects of the Davis/RSF "group" with a discussion of the "why".  That discussion has been continued in this filing with information that the relationship between Davis and RSF extends well beyond their collaboration in acquiring and holding shares of Cyanotech.  Meridian believes that RSF's mission, to preserve land in perpetuity for biodynamic, organic, and sustainable farming, and Michael Davis' strong support of this agenda, can explain the unusual business practices and strategic decisions observed at Cyanotech.  Meridian believes these unusual practices and decisions were made to advance the private interests and "spiritual" beliefs of Davis and RSF, and are not in the best interests of Cyanotech or its other stockholders.  Moreover, none of this information has ever been disclosed to investors.

Meridian is always interested in hearing from fellow stockholders and has created a special email address to help Cyanotech stockholders contact us.

Email Meridian at: moreredalgae@meridianohc.com

FORWARD-LOOKING STATEMENTS

This filing contains "forward-looking statements" within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding Meridian's beliefs about Cyanotech's prospects, product market position, future revenues and future stock price, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "predict," "potential" or "continue" or other similar words.

These forward-looking statements are only predictions. These statements relate to future events and involve known and unknown risks, uncertainties and other important factors that may cause Cyanotech's actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Actual results may differ materially due to action or inaction by Cyanotech's board of directors and management, Cyanotech's inability to overcome its production problems and other risks, some of which may be unknown.  Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this report represent the views of the Reporting Entities as of the date of this filing. Subsequent events and developments may cause those views to change.

Item 5.  Interest in Securities of the Issuer.
No change.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.  A copy of such agreement was filed as Exhibit A to the Schedule 13D filing of the Reporting entities on May 9, 2016.
Item 7.  Material to Be Filed as Exhibits.
Exhibit A – Joint Filing Agreement dated May 9, 2016, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.(1).

(1)  Incorporated by reference to Schedule 13D filed on May 9, 2016.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

Meridian TSV II, L.P.

By:  TSV Investment Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

TSV Investment Partners, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.
Its:  General Partner

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda
Name:  Scott Shuda
Title:    Managing Director